Shepherd Ave Capital Acquisition Corp

October 30, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

Attention: Ruairi Regan

100 F Street, N.E.

Washington, DC 20549

Re:	Shepherd Ave Capital Acquisition Corp Amendment No. 1 to Registration Statement on Form S-1 Filed October 3, 2024 File No. 333-280986

Dear Mr. Ruairi Regan:

We hereby provide a response to the comments issued in a letter dated October 3, 2024, (the “Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File Number 333-280986, the “Registration Statement”). Contemporaneously, we are filing Amendment No. 2 to the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form S-1 filed October 3, 2024

Cover Page

1.	We note your revised disclosure in response to prior comment 1. Please further revise your dilution table, here and on pages 15 and 85, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item1602(a)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page and pages 15-17, 89-91 of the Amended S-1.

October 30, 2024

2.	Please tell us why you are presenting possible sources of dilution as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Rule 1602(a)(4) of Regulation S-K. This comment also applies to your presentations on pages 14 and 85.

Response: In response to the Staff’s Comment, we revised the disclosure on the Cover Page and page 14-15, 85-87 of the Amended S-1 to clarify the wording of the lead-in disclosure.

3.	Refer to prior comment 3. Please also provide cross references on the cover page to the sponsor compensation disclosure in the summary on page 5 and the conflicts of interest disclosure on page 31.

Response: In response to the Staff’s Comment, we have expanded the cross-reference on the Cover Page of the Amended S-1, in particular with the paragraph starting with “However, other than the foregoing…”.

4.	We note your response to prior comment 6; however, we do not see revised disclosure in response to that comment. Please disclose the price per share for the Class B ordinary shares paid by the sponsor on the cover page. See Regulation S-K Item 1602(a)(3). For clarity, please separately disclose the price paid for each issuance of securities to the sponsor, its affiliates, and promoters.

Response: In response to the Staff’s Comment, we respectfully direct to our previous revision to the paragraph starting with “Because of the nominal consideration of $22,724 in aggregate…” on the Cover Page. To align with this disclosure, we have also revised the disclosure to the paragraph starting with “Our insiders collectively own 2,156,250 Class B ordinary shares…” on the Cover Page of the Amended S-1 to give additional context of the consideration price.

Summary, page 1

5.

Please refer to prior comment 10. We note your disclosure that if you increase or decrease the size of this offering, you will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable. Please disclose the antidilution adjustment of the insider shares, the payment of consulting, management or other fees that may be received by directors or members of your management team as disclosed on page 121, the monthly compensation payments to be made to your Chief Executive Officer and Chief Financial Officer and the amount of Class B securities issued to them. Lastly, describe the extent to which these items of compensation and/or securities issuances may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 8-9 of the Amended S-1 and have also made conforming revisions to the Cover Page and pages 21, 103-104, 124-125, 140, 145 of the Amended S-1.

6.	Please expand your disclosure in response to prior comment 12 to address additional consequences to the sponsor and its affiliates of not completing an extension including the effect on repayment of any outstanding working capital loans, out of pocket expenses and amounts due as compensation to the officers of the company.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 12 of the Amended S-1, and have made conforming revisions to pages 33, 114, 130-132 of the Amended S-1.

October 30, 2024

Conflicts of Interest, page 31

7.

We note your revised disclosure in response to prior comment 11 and reissue that comment in part. We note that your sponsor, officers and directors, may receive certain reimbursement or repayment of loans that may be dependent on the closing of our initial business combination. Please describe clearly the conflict of interest regarding such out of pocket expenses or loans, including, if true, that your sponsor, officers and directors may not receive repayment of such amounts in the event that that a business combination does not proceed and could lose such amounts, and therefore have an interest in ensuring that a business combination does proceed to ensure repayment. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. Please also revise the section beginning on page 123 to address these conflicts.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 34-35, 130-132 of the Amended S-1.

Dilution, page 83

8.	We reissue prior comment 16 in part. Please highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants.

Response: In response to the Staff’s Comment, we respectfully advise the Staff that we do not have specific requirement of the enterprise value of a business combination opportunity except that fair market value of a target business or businesses shall be at least equal to 80% of the balance in the Trust Account, subject to certain exclusion, at the time of the execution of a definitive agreement for such business combination. With that said, we may seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of the private units. Therefore, we have revised the disclosure on pages 90-91 of the Amended S-1, and have made conforming revisions pages 42, 95 of the Amended S-1.

Conflicts of Interest, page 123

9.	Refer to prior comment 17. We note your revised disclosure that if any of your officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity and that you renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer. Given this disclosure, please explain the basis for your conclusions that you not believe that waiver of the corporate opportunities doctrine will create any conflicts of interest, affect your search for an acquisition target, or materially affect your ability to complete a business combination, and that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 130-132 of the Amended S-1, and have made conforming revisions to pages 34-35, 48-50, 100, 105-106, 108, 121 of the Amended S-1.

October 30, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ William W. Snyder
William W. Snyder, CEO

cc:	Arila E. Zhou, Esq. Robinson & Cole LLP